UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

William Lyon Homes

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

552074700

(CUSIP Number)

William H. Lyon

4695 MacArthur Court, 8th Floor

Newport Beach, CA 92660

Tel: (949) 833-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON William H. Lyon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,115,265*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,115,265*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,115,265*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14	TYPE OF REPORTING PERSON IN

*	See Item 5 of this Statement on Schedule 13D for additional information.

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON Lyon Shareholder 2012, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,724,944*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,724,944*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,944*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%*
14	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Statement on Schedule 13D for additional information.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by William H. Lyon and Lyon Shareholder 2012, LLC (“Lyon Investor”, and together with Mr. Lyon, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on June 24, 2013, as amended by Amendment No. 1 filed on December 14, 2017, and Amendment No. 2 filed on May 2, 2019. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Agreement and Plan of Merger

On November 5, 2019, Taylor Morrison Home Corporation (“Taylor Morrison”), and Tower Merger Sub, Inc., a wholly owned, direct subsidiary of Taylor Morrison (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with William Lyon Homes (the “Issuer”), pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving entity in the Merger as a wholly owned, direct subsidiary of Taylor Morrison.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Class A Common Stock of the Issuer, and each issued and outstanding share of Class B Common Stock of the Issuer (together, the “Common Shares”), (excluding any shares (i) that are restricted Common Shares; (ii) held by any stockholder who properly demands and perfects his, her or its appraisal rights with respect to such shares; or (iii) owned directly by the Issuer (or any wholly owned subsidiary of the Issuer, Taylor Morrison or Merger Sub immediately prior to the Effective Time) will be converted into the right to receive and become exchangeable for (A) 0.8000 validly issued, fully paid and nonassessable shares of common stock, $0.00001 par value per share, of Taylor Morrison (“Taylor Morrison Shares”) and (B) $2.50 in cash, without any interest thereon. No fractional Taylor Morrison Shares will be issued in the Merger, and Issuer stockholders will receive cash in lieu of any fractional shares.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding and unexercised stock option (each, an “Option”), whether vested or unvested, exercisable or not exercisable, of the Issuer will be substituted and converted by Taylor Morrison granting an option (each, a “Taylor Morrison Option”) in substitution of such Option, to purchase a number of whole Taylor Morrison Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of Common Shares subject to such Option immediately prior to the Effective Time by (ii) the sum (the “Equity Award Exchange Ratio”) of (x) 0.8000 and (y) the quotient obtained by dividing $2.50 by the volume weighted average per-share price of Taylor Morrison Shares during the ten full trading days ending on (and including) the trading day immediately preceding the Effective Time. The exercise price per share of such Taylor Morrison Option (rounded up to the nearest cent) will be equal to the quotient obtained by dividing (i) the exercise price per Common Share of such Option immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. Following the Effective Time, such Taylor Morrison Options will be subject to the same vesting and acceleration of vesting terms and conditions as, and have other terms and conditions that are substantially similar to, those that applied to the Options immediately prior to the Effective Time.

In addition, at the Effective Time, (i) each outstanding award of restricted Common Shares (each, a “Restricted Stock Award”) and (ii) each outstanding performance stock unit award in respect of Common Shares (each, a “PSU Award”) will be substituted and converted by Taylor Morrison granting in substitution a corresponding award in respect of Taylor Morrison Shares (each, a “Taylor Morrison Award”), with the number of whole Taylor Morrison Shares underlying each such Taylor Morrison Award equal to (rounded down to the nearest whole share) the product obtained by multiplying (i) the number of Common Shares underlying such Restricted Stock Award or PSU Award, as applicable, immediately prior to the Effective Time (assuming that any performance-based vesting conditions applicable to such Restricted Stock Award or PSU Award, as applicable, for any performance period that has not been completed as of the Effective Time are achieved at target) by (ii) the Equity Award Exchange Ratio. Following the Effective Time, such Taylor Morrison Awards will be subject to the same vesting and acceleration of vesting terms and conditions (other than any performance-based vesting conditions) as, and have other terms and conditions that are substantially similar to, those that applied to the corresponding Restricted Stock Award or PSU Award, as applicable, immediately prior to the Effective Time.

Further, pursuant to the Merger Agreement, at the Effective Time, the Class B Warrant held by Lyon Investor will be substituted and converted by Taylor Morrison issuing a warrant (the “Taylor Morrison Warrant”) to be settled in Taylor Morrison Shares in substitution of the Class B Warrant exercisable for a number of whole Taylor Morrison Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of Common Shares subject to the Class B Warrant immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. The exercise price per share of the Taylor Morrison Warrant (rounded up to the nearest cent) will be equal to the quotient obtained by dividing (i) the exercise price per share of Class B Common Stock of the Class B Warrant immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. Following the Effective Time, the Taylor Morrison Warrant will be subject to substantially identical terms to those of the Class B Warrant immediately prior to the Effective Time, except that the Taylor Morrison Warrant will be exercisable on a net exercise basis.

The completion of the Merger is subject to the satisfaction or waiver of certain customary conditions, including the adoption of the Merger Agreement and approval of the Merger by the Issuer’s stockholders and the approval of the issuance of Taylor Morrison Shares pursuant to the Merger by Taylor Morrison’s stockholders.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, on November 5, 2019, Taylor Morrison entered into a voting agreement (the “Voting Agreement”) with William H. Lyon, the Lyon Investor and the Lyon Separate Property Trust (collectively, the “Lyon Stockholders”). Pursuant to the terms of the Voting Agreement, the Lyon Stockholders agreed, among other things, to vote all issued and outstanding Common Shares currently held or thereafter acquired by the Lyon Stockholders (the “Lyon Shares”) in favor of the adoption of the Merger Agreement and against any proposal by third parties to acquire the Issuer, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement, including consenting to the treatment of the Class B Warrant as contemplated by the Merger Agreement, in each case subject to the limitations set forth in the Voting Agreement. In the event that the Issuer’s Board of Directors changes its recommendation that the Issuer’s stockholders vote in favor of the adoption of the Merger Agreement and approval of the Merger, the Lyon Stockholders will only be required under the Voting Agreement to vote shares representing 30% of the aggregate voting power of the outstanding Common Shares in favor of the adoption of the Merger Agreement and approval of the Merger.

Subject to certain exceptions, the Voting Agreement prohibits certain transfers by the Lyon Stockholders of any of the Lyon Shares and certain other actions that would impair the ability of the Lyon Stockholders to fulfill their respective obligations under the Voting Agreement. The Voting Agreement also contains non-solicitation covenants with respect to alternative transactions generally similar to those contained in the Merger Agreement with respect to the Issuer.

The Voting Agreement also provides a six-month lock-up, from the Effective Time, on any Taylor Morrison Shares received by the Lyon Stockholders as consideration in the Merger, restricting the Lyon Stockholders from transferring or disposing of such Taylor Morrison Shares for such period (the “Lock-Up”).

The Voting Agreement will terminate automatically on the first to occur of (i) certain amendments or waivers of the Merger Agreement without the Lyon Stockholders’ prior consent, (ii) the Effective Time (with the exception of the obligations under the Lock-Up, which shall terminate six months after the Effective Time) and (iii) the termination of the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated by reference as Exhibit K hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 to Schedule 13D are incorporated herein by reference.

(a)

The Reporting Persons beneficially own an aggregate of 7,115,265 shares of Class A Common Stock, representing 17.9% of the outstanding shares of Class A Common Stock. Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein:

(i)

Mr. Lyon beneficially owns 387,388 shares of Class A Common Stock directly, which includes 91,305 shares of unvested restricted stock and 80,000 shares of Class A Common Stock issuable upon the exercise of options;

(ii)	Mr. Lyon beneficially owns 2,933 shares of Class A Common Stock as trustee of the Lyon Separate Property Trust; and

(iii)

the Lyon Investor (A) holds 4,817,394 shares of Class B Common Stock of the Issuer, which shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock, and (B) has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which shares are also convertible at any time on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant.

The members of Lyon Investor are the Lyon Separate Property Trust, the Lyon Shareholder 2012 Irrevocable Trust No. 1 established December 24, 2012, and the Lyon Shareholder 2012 Irrevocable Trust No. 2 established December 24, 2012 (collectively, the “Lyon Trusts”). Mr. Lyon is the manager of the Lyon Investor and the trustee of the Lyon Trusts, and in such capacities, has voting and investment power with respect to the securities held by the Lyon Investor and the Lyon Separate Property Trust. Mr. Lyon is the beneficiary of each of the Lyon Trusts.

The aggregate Class A Common Stock share and percentage beneficial ownership figures for the Reporting Persons referenced above assume the exercise in full of the Class B Warrant by the Lyon Investor and the conversion of all shares of Class B Common Stock owned by the Lyon Investor into shares of Class A Common Stock on a one-for-one basis, as well as the exercise in full of the options to purchase 80,000 shares of Class A Common Stock. Such figures further are based upon 33,017,279 shares of Class A Common Stock otherwise outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2019.

The Lyon Investor, as the holder of Class B Common Stock of the Issuer, is entitled to cast five votes per share of Class B Common Stock in any election of directors and on any other matter on which the Issuer’s stockholders are entitled to vote generally. Each holder of Class A Common Stock is entitled to cast one vote per share of Class A Common Stock in any election of directors and on any other matter on which the Issuer’s stockholders are entitled to vote generally. Except as otherwise required by law or the Issuer’s Certificate of Incorporation, on all matters submitted to a vote of the Issuer’s stockholders generally, the holders of the Class A Common Stock and Class B Common Stock vote together as a single class. Assuming the exercise in full of the Class B Warrant and the options to purchase 80,000 shares of Class A Common Stock, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent approximately 50.9% of the total voting power of the Issuer’s outstanding common stock. Excluding the shares of Class B Common Stock issuable upon exercise of the Class B Warrant, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent approximately 42.8% of the total voting power of the Issuer’s outstanding common stock.

(b)

The number of shares of Class A Common Stock beneficially owned by Mr. Lyon as reported herein and as to which he has:

(i)	Sole power to vote or direct the vote: 7,115,265

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 7,115,265

(iv)	Shared power to dispose or direct the disposition: 0

The number of shares of Class A Common Stock beneficially owned by the Lyon Investor as reported herein and as to which the Lyon Investor has:

(i)	Sole power to vote or direct the vote: 6,724,944

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 6,724,944

(iv)	Shared power to dispose or direct the disposition: 0

(c)

The Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days prior to the date of this filing.

(d)

Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein:

(i)	Mr. Lyon, as trustee of the Lyon Separate Property Trust, beneficially owns 2,933 shares of Class A Common Stock, and

(ii)

the Lyon Investor (A) holds 4,817,394 shares of Class B Common Stock of the Issuer, which shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock, and (B) has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which shares are also convertible at any time on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant.

Each of the Lyon Separate Property Trust and the Lyon Investor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the securities owned by it. Mr. Lyon is the trustee of the Lyon Separate Property Trust and the manager of the Lyon Investor, and in such capacities, has voting and investment power with respect to the securities held by each of them.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Voting Agreement is incorporated by reference as Exhibit K to this Amendment No. 3 to Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Exhibit K – Voting Agreement, dated as of November 5, 2019, by and among Taylor Morrison Home Corporation, William H. Lyon, Lyon Shareholder 2012, LLC and The William Harwell Lyon Separate Property Trust established July 28, 2000 (incorporated by reference to Exhibit 10.1 to the Taylor Morrison Home Corporation Current Report on Form 8-K filed with the SEC on November 7, 2019).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that that the information with respect to it set forth in this statement is true, complete and correct.

Dated: November 7, 2019

/s/ William H. Lyon
William H. Lyon

LYON SHAREHOLDER 2012, LLC

By:	/s/ William H. Lyon
William H. Lyon Manager